

May 16, 2013

Via E-mail
Mr. David A. Gonyer, R.Ph.
President and Chief Executive Officer
Evoke Pharma, Inc.
308 N. Sierra Ave.
Solana Beach, CA 92075

      Re: Evoke Pharma, Inc.
               Draft Registration Statement on Form S-1
               Submitted April 19, 2013
               CIK No. 0001403708

Dear Mr. Gonyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material

3. Please provide all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

4. We note that portions of Exhibit 10.10 have been omitted pursuant to a request for confidential treatment. We will deliver any comments on your confidential treatment request under separate cover. Please be aware that all confidential treatment issues must be resolved before we will consider a request for acceleration of effectiveness for the registration statement.

Prospectus Summary, page 2

5. Please revise your disclosure to provide an indication of the amount of time and funding needed to develop the EVK-001 product candidate into a commercially available product, including a brief discussion of the developmental and regulatory steps that are still necessary before potentially obtaining FDA approval.

Risks Related to Our Business, page 3

6. Please revise this section to include a bullet point disclosing that, in addition to requiring substantial additional funding, this offering will be sufficient to fund your operations for only approximately 12 months after the date of this prospectus.

Risk Factors, page 9

Our business is entirely dependent on the success of a single product candidate…, page 9

7. Please revise your disclosure under this risk factor to list specific potential adverse effects.

The terms of our secured debt facility require us to meet certain operating…, page 25

8. Please update your disclosure to state that, as of January 31, 2013, you have drawn down the entire $3.0 million available under the Silicon Valley Bank facility.

Use of Proceeds, page 33

9. We note that you made an additional loan draw down of $2 million on the credit facility with Silicon Valley Bank in January 2013. Please disclose whether you intend to use the offering proceeds to repay debt.

10. You disclose on page 77 that the company entered into retention agreements with Messrs. Gonyer and D'Onofrio pursuant to which they will be entitled to receive $225,000 and $130,000, respectively, in connection with certain retention events, including the consummation of a public equity financing. Please disclose whether the current offering is a retention event and whether you intend to use the offering proceeds to pay the retention bonuses.

Management's Discussion and Analysis…, page 40

Questcor Asset Purchase Agreement, page 40

11. Please tell us and disclose the royalty payment period for EVK-001 per the Questcor Asset Purchase Agreement.

Liquidity and Capital Resources, page 45

12. Please provide more detailed disclosure about your expected timing and costs of initiating your planned Phase 3 clinical trial.

13. Please revise this section to disclose your "burn rate" by discussing in greater detail your negative cash flow per month, or similar financial metric.

14. Please tell us and disclose the purpose of the additional loan draw down of $2 million made on the credit facility with Silicon Valley Bank in January 2013. We note that you disclose existing cash and cash equivalents at December 31, 2012 and estimated net proceeds from this offering will be sufficient to meet your cash requirements for approximately 12 months after the date of this prospectus. Please consider revising to reflect the additional $2 million borrowing in January 2013 on your line of credit.

Business, page 49

Business Strategy, page 49

15. In the second bullet point under this heading you state that part of your business strategy is to seek partnerships to accelerate and maximize the potential for your drug. Please revise your disclosure to discuss in greater detail the kinds of partnerships and with what type of entity or business these partnerships would be.

Phase 2b Safety Observations, page 57

16. We note that adverse events occurred with the administering of EVK-001. Please detail all of the adverse events and the number of patients in which each event occurred. Please consider presenting such information in tabular form.

Sales and Marketing, page 60

17. Please expand your disclosure to explain what role "partners" would play in the development and commercialization of EVK-001 including whether this would include other drug development companies or marketing firms, for example.

Manufacturing, page 61

18. Please expand your disclosure to discuss the contractual arrangements in place between you and the third-party consultants you use to manage your manufacturing contractors.

Employees, page 68

19. You state that you have two full time employees and a "number of consultants." Please expand your disclosure here and where appropriate to discuss the number, compensation and role of these consultants in your business.

Management, page 69

20. We note the disclosure in Mr. D'Orofrio's biography on page 69 that he has "developed and executed license and investment relationships across a wide collection of disease states and technologies with potential value approaching US$1 billion." Please disclose the basis for the $1 billion value or remove the reference.

Executive and Director Compensation, page 76

Annual Cash Performance Bonus, page 77

21. Please clarify whether the board of directors set the cash performance bonus criteria for 2012 and, if so, whether the criteria were met. It is not clear from your disclosure whether the decision to not pay a cash performance bonus was made prior to the time the performance period ended or whether the bonus would have been awarded but the board determined not to pay it.

Warrants, page 99

22. Please revise your disclosure in prior sections that discuss your debt facility with Silicon Valley Bank to include discussion of the warrant issued to the bank in June 2012.

Financial Statements

Note 3. Fair Value Measurements, page F -11

23. Please tell us and disclose the assumptions used to fair value the warrants issued in 2012 and the change in fair value of previously issued warrants.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Cheston Larson, Esq.
        Matthew Bush, Esq.
        Latham & Watkins LLP